UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

RESULTS FOR THE FIRST QUARTER OF 2005

SIGNATURES

RESULTS FOR THE FIRST QUARTER OF 2005

The Board of Directors of Fiat S.p.A., which met today in Turin under the chairmanship of Luca Cordero di Montezemolo, decided to call the Stockholders Meeting for June 23, 2005, on the second call, and to define the guidelines for an update of the corporate governance system.

The Group confirms its stated objectives for 2005.

Despite a lower auto market demand which in the quarter caused a decline in Group revenues (-2.4%), Group trading profit - the new indicator that measures the regular company operations - almost doubled (from 24 million euros to 47 million euros), and Fiat Auto cut its loss from 146 million euros to 129 million euros.

Particularly positive was the performance of Iveco, with improved revenues by about 5%, and of Fiat Auto’s commercial vehicles, with a market share of about 40% in Italy which rose to 43.9% in April.

During the first three months of 2005, Fiat achieved the leadership position in the Brazilian market for cars and commercial vehicles with a share of 24.6%, as registrations of its new vehicles rose by 15.8%, well ahead of the 4.9% recorded by the market as a whole.

Net income amounted to 293 million euros, an improvement of 685 million euros due to the realized gain on the first installment of the settlement with General Motors attributable to the first quarter of 2005.

In addition, the Group made important strategic decisions in the first quarter of 2005, including the creation of an alliance between Iveco Finance and Barclays that will provide financial services to Iveco customers, and the establishment of Fiat Powertrain Technologies. All of the Group’s engine and transmission know-how will be combined within this new industrial business unit, which will spearhead technological development in powertrain and drive sales of engine systems to third parties.

Note
As of January 1, 2005, the Fiat Group has adopted IAS/IFRS International Accounting Principles. Comparative data for the corresponding period in 2004 have been restated and presented in accordance with the new accounting principles. Additional information about these principles and the impact of their adoption on the 2004 data is provided in the Appendix to the Quarterly Report, which is available on the Group’s website, www.fiatgroup.com.

The Group

The Group reported revenues of 10.8 billion euros, compared with 11 billion euros in the first three months of 2004. This 2.4% decrease is due to lower unit sales in the Automobile Business Area, offset in part by gains from CNH, Iveco and the Components and Production Systems Area. Excluding Automobiles activities, revenues were up 3.2% compared with the first quarter of 2004.

In the first quarter of 2005, the Group earned a trading profit(*) of 47 million euros, up from 24 million euros in the first three months of 2004. This gain is chiefly the result of lower losses in the Automobile Business Area and improved results by CNH and Iveco.

In the first quarter of 2005, the operating income(**) rose to 729 million euros, compared with 71 million euros in the same period last year. This increase reflects an unusual gain of 715 million euros recognized following the settlement with General Motors. The amount of the gain posted in the first quarter was pro-rated to the proceeds received during the period, i.e. 1 billion euros out of an agreed total settlement of 1,550 million euros. The balance, estimated at 400 million euros, will be recognized upon completion of the unwinding of the joint venture.

The result before taxes improved from a loss of 267 million euros in the first three months of 2004 to income of 561 million euros in the first quarter of 2005. The 828 million euro improvement mainly reflects a 658 million euro increase in operating result and a 176 million euro reduction in net financial charges. Financial charges decreased to 199 million euros, compared with 375 million euros in the first three months of 2004, when it included a net charge of 155 million euros due to the partial closing of an equity swap on General Motors shares and related end-of-period fair market valuations.

(*) Trading profit/(loss) is a new indicator that measures the regular company operations. It is equal to revenues, less cost of sales, R&D expenditures, general and administrative expenses and other income and expense.
(**) Operating result is currently defined as the sum of trading profit or loss, gains or losses on the sale of equity investments, restructuring charges and unusual items.

The Group earned consolidated net income of 293 million euros in the first quarter of 2005, compared with a loss of 392 million euros in the same period a year ago. Excluding the income from the GM settlement, the year-over-year improvement would have amounted to 147 million euros.

At March 31, 2005, the Group’s liquidity (cash and marketable securities) was 5.7 billion euros (6.1 billion euros at the end of 2004). Liquidity included approximately 950 million euros (approximately 600 million euros at the end of 2004) specifically earmarked for the repayment of the debt related to securitizations executed by Financial Service Companies.

At just over 32 billion euros, the Group’s financial debt was unchanged compared with 2004 year end and included about 10 billion euros in receivables sold.

Net industrial debt (10 billion euros) grew by about 600 million euros, reflecting higher working capital requirements, only partially offset by the collection of 1 billion euros from General Motors.

Net Debt

(in millions of euros)	3.31.2005	12.31.2004	Change
Financial payables	(32,121)	(32,191)	+70
- Asset-backed financing	(9,947)	(10,174)	+227
- Other financial payables	(22,174)	(22,017)	-157
Other financial liabilities	(169)	(203)	+34
Other financial assets	629	851	-222
Marketable securities	588	353	+235
Cash and cash equivalents	5,148	5,767	-619
Net debt	(25,925)	(25,423)	-502
Industrial Activities	(10,061)	(9,447)	-614
Financial Services	(15,864)	(15,976)	+112

Automobiles

In the first quarter of 2005, the Group’s Automobile Business Area reported revenues of about 5 billion euros, a drop of 8.3% from the first three months of 2004. This decrease is due to lower unit sales. However, under the new IFRS accounting principles, the correlation between units sold and revenues is no longer immediate.

Pursuant to the new principles, whenever a vehicle is sold with a buyback contract (particularly when the contract is for a period exceeding 12 months), only the difference between the sale and buyback prices can be recognized and must be allocated over the life of the contract.

The Automobile Area reported a trading loss of 166 million euros in the first quarter of 2005, an improvement compared with a loss of 185 million euros in the same period last year.

Fiat Auto booked revenues of 4.6 billion euros, compared with 5.1 billion euros in the first three months of 2004. The 9.3% decrease is mainly attributable to a drop in units sold in a declining Western European market (-2.6%). The only Western European markets experiencing growth were Spain, where the market held steady, and France, where registrations grew by 3.7%.

Financial services generated revenues of 153 million euros, or 21% less than in the first quarter of 2004. A reduction in business volume and the sale of the UK retail finance operations in the closing months of 2004 account for this decrease.

In the first three months of 2005, Fiat Auto shipped about 419,000 vehicles (-11.8%), of which 285,000 were sold in Western Europe. This shortfall was chiefly due to the negative demand trend that characterized Western Europe and the Italian market in particular. The Automobile operations are facing an extremely harsh competitive environment while waiting for the upcoming launch of new models and pursuing a strategy that concentrates on sales offering the most attractive margins.

Revenues were down in virtually all major European markets. Only in France did sales hold at the same level as in the first three months of 2004.

Fiat Auto’s market share was 28.3% in Italy (one percentage point less than in the first quarter of 2004) and 7% in Western Europe (-1.1 percentage points).

Outside Western Europe, not all markets performed evenly. In Poland, for example, a sharp drop in demand caused revenues to plummet (-48%), but the opposite was true in Brazil. During the first quarter of 2005, Fiat regained the leadership position in the Brazilian market for automobiles and commercial vehicles with a share of 24.6%, as registrations of its new vehicles rose by 15.8%, well ahead of the 4.9% recorded by the market as a whole.

Sales of light commercial vehicles were especially strong in the quarter. Fiat Auto’s share of this segment of the Italian market was 39.4% and rose to 43.9% in April.

In the first three months of 2005, Fiat Auto had a trading loss of 129 million euros, down from a loss of 146 million euros in the same period a year ago, as significant cost savings and an improvement in the quality of sales partly offset the negative impact of lower sales volume.

Financial services contributed a trading profit of 14 million euros (12 million euros in the first quarter of 2004).

Ferrari - Maserati reported revenues of 358 million euros, up 6.5% over the first three months of 2004. This increase reflects higher unit sales by Maserati, which benefited from strong demand for the Quattroporte. Shipments of Ferrari automobiles decreased due to the gradual retirement of the 360 and “Enzo” from the model lineup, offset in part by rising demand for the 612 Scaglietti and the launch of the F430, which generated a remarkable number of new orders.

In the first quarter of 2005, Ferrari - Maserati had a trading loss of 37 million euros, attributable to the unfavorable seasonal impact of the costs incurred by the racing operations. The improvement over a loss of 39 million euros in the first three months of 2004 is mainly due to significant progress made in controlling production costs, offset in part by a less profitable product mix, the negative impact of foreign currency translations and higher research and development expenditures.

Agricultural and Construction Equipment

CNH had revenues of 2.3 billion euros in the first quarter of 2005. The gain of 1.6% compared with the same period last year was achieved despite the negative impact of an unfavorable U.S. dollar-euro exchange rate. On a comparable foreign currency translation basis, revenues rose by about 3%. Rising sales of construction equipment and improved pricing account for this improvement.

CNH’s financial services reported revenues of 186 million euros, an increase of about 9%.

The global agricultural equipment market showed little growth compared with the first three months of 2004. In North America, demand was up 6% for high-horsepower tractors, while sales of combines were up significantly. In Latin America, the impact of a sharp drop in shipments of combines was compounded by weak demand for tractors. The combine market also contracted in Western Europe, where demand was down for tractors as well, though not as significantly.

CNH’s unit sales of agricultural equipment decreased by 4.6%. The decline in shipments of tractors to customers in North America and Western Europe was offset in part by a good performance in other world markets. Unit sales of combines were heavily penalized by negative market conditions in Latin America but grew in Western Europe, yielding higher market share.

The overall construction equipment market expanded by 6% compared with the first quarter of 2004. Demand for light equipment was up in all main geographic regions, but the trend was uneven for shipments of heavy equipment.

Unit sales of CNH’s construction equipment increased by about 10%. The best gains were achieved in light equipment sold in Western Europe and the Americas and heavy machinery shipped to customers in North and Latin America. In Western Europe, sales volumes held steady.

In the first three months of 2005, CNH earned a trading profit of 124 million euros, compared with a profit of 118 million euros in the same period a year ago. Higher sales prices, increased shipments of construction equipment and lower production costs offset the negative impact of a rise in raw material prices and lower unit sales of agricultural equipment.

The financial services contributed a trading profit of 52 million euros, up from 42 million euros in the first quarter of 2004.

Commercial Vehicles

In the first three months of 2005, Iveco booked revenues of 2.2 billion euros, up 4.8% over the same period last year. This improvement reflects higher unit sales, offset in part by lower shipments of spare parts and a less favorable product and market mix. As explained in the review of Fiat Auto’s results, the correlation between unit sales and revenues is no longer immediate due to the impact of sales made with a buyback contract.

Iveco’s financial services had revenues of 130 million euros, or about 16% less than in the first quarter of 2004.

In Western Europe, the overall market for commercial vehicles expanded by 4.5% compared with the first quarter of 2004. The highest growth in demand was for heavy vehicles, with smaller gains for light vehicles. The market for medium vehicles was stable. New registrations increased in all major European markets, with the best gains in France and Great Britain. Only in Italy did demand remain unchanged compared with the first quarter of 2004.

Iveco’s share of the Western European market improved by 0.1 percentage point.

During the first three months of 2005, Iveco shipped 41,300 vehicles, 2,228 of which were sold with a buyback contract, for an increase of 14.4% compared over the same period last year. A total of 30,500 vehicles were sold to customers in Western Europe, or 12.6% more than in the first quarter of 2004. Sales were up in all segments and markets, with the exception of Italy (-4.3%).

In the first three months of 2005, Iveco earned a trading profit of 65 million euros, an increase of 5 million euros over the first three months of 2004. The positive impact of higher unit sales and of the cost reductions made possible by efficiency gains was only partially offset by higher raw material costs as well as increases in R&D expenditures and selling expenses.

Iveco’s financial services achieved a trading profit of 5 million euros in the quarter, 3 million euros more than in the first three months of 2004.

Components and Production Systems

In the first quarter of 2005, the Components and Production Systems Business Area reported aggregate revenues of 1.5 billion euros, up 6% compared with the first three months of 2004.

During the same period, the Components and Production Systems Business Area earned a trading profit of 29 million euros, compared with 35 million euros in the first quarter of 2004.

A breakdown of aggregate revenues shows that Magneti Marelli’s revenues increased by 12.2% to 966 million euros due to changes in the scope of consolidation. More specifically, this year’s revenues include the contribution of the Electronic Systems Division, consolidated since the second quarter of 2004, and of Mako, a company consolidated as of January 1, 2005. Restated on a comparable consolidation basis, revenues would show a decrease of about 4%, due mainly to a drop in unit sales that mirrors conditions in the automobile market.

Magneti Marelli reported a trading profit of 33 million euros. This amount reflects the beneficial effect of changes in the scope of consolidation and efficiency gains that helped reduce production costs and general and administrative expenses, offset in part by the negative impact of lower unit sales and unfavorable price/cost ratios.

In the first quarter of 2005, Teksid booked revenues of 237 million euros, or 5.8% more than in the same period last year. The higher prices charged to offset a rise in raw material costs account for most of the increase. The Cast Iron Business Unit posted a 2% revenue gain thanks to the higher sales volume generated by noncaptive customers in North America and Brazil. At the same time, the Magnesium Business Unit reported a 14% decrease in sales volume due to lower demand from North American carmakers.

Teksid earned a trading profit of 5 million euros, compared with 11 million euros in the first quarter of 2004. While Teksid was able to offset a sharp rise in raw material costs with price increases, the same was not true for the shortfall in sales volume suffered by the Magnesium Business Unit.

Comau’s revenues totaled 316 million euros in the first three months of 2005. The decrease of 9.2% compared with the same period a year ago reflects the transfer to Iveco, Magneti Marelli and CNH of the respective Service businesses in Europe. Excluding these transfers, revenues show a slight gain of 2% compared with the first quarter of 2004, despite a decrease in business volume in North America.

Comau’s trading loss widened to 9 million euros in the first three months of 2005 (loss of 8 million euros in the first quarter of 2004), as the negative impact of low prices caused by intense competitive pressure was offset by increasing efficiency and containing contract costs and general and administrative expenses.

Other Businesses

The aggregate revenues generated by the Group’s Other Businesses amounted to 386 million euros in the first three months of 2005, or 17.9% less than in the same period last year.

During the same period, the Other Businesses incurred a trading loss of 5 million euros, as against 4 million euros in the first quarter of 2004.

Specifically, Business Solutions booked revenues totaling 171 million euros, a decrease of 27.8% compared with the first three months of 2004. Changes in the scope of consolidation (sale of WorkNet) is the main reason for this decline. Restated on a comparable consolidation basis, revenues show a decline of about 13% mainly as a result of a redefinition of the work performed for Group companies.

Business Solutions earned a trading profit of 2 million euros, compared with a profit of 11 million euros in the first quarter of 2004. The drop in business volume accounts for this decrease.

Itedi reported revenues of 93 million euros in the first three months of 2005, or 8.8% less than in the first three months of 2004. This decrease is attributable primarily to lower advertising billings, a reduction in promotional programs and a decline in newsstand sales.

Itedi ended the first three months of 2005 with a trading profit of 5 million euros. The increase over the 2 million euros earned in the same period last year is due mainly to efficiency improvements.

Significant Events Occurring in the first three months of 2005

On February 13, 2005 the Board of Directors of Fiat and General Motors approved a contract pursuant to which General Motors has agreed to pay Fiat €1.55 billion to terminate the Master Agreement, including cancellation of the put option, the unwinding of all joint ventures and return of GM’s 10% equity interest in Fiat Auto Holdings to Fiat. The settlement will allow GM to continue to use some of Fiat’s diesel technology and to own a 50% interest in the Bielsko-Biala (Poland) plant which manufactures 1.3 liter diesel engines.

Also in February, Fiat announced that the ownership of Maserati, until then wholly owned by Ferrari, will be transferred to Fiat as soon as practicable. The move foresees that Alfa Romeo and Maserati will co-operate closely on technical and commercial matters - particularly in important international markets. Maserati will, however, continue its co-operation with Ferrari - especially in industrial, technical, engine and sales network terms - which has helped re-vitalize the marque.

In March, Fiat, PSA Peugeot Citroën and Tofas signed a cooperation agreement to develop and produce small entry-level light commercial vehicles in Turkey. Scheduled for rollout in 2008, the vehicles will extend the current Fiat, Peugeot and Citroën product ranges, thus providing the right products to meet anticipated changes in the entry-level segment of the European light commercial vehicle market. The three partners’ objective is to design a compact, economical and multi-purpose commercial vehicle.

Also in March, Fiat announced the creation of Fiat Powertrain Technologies, a new industrial unit that will integrate all the Group’s innovation capabilities and expertise in engines and transmissions - a business open to the outside world. The new company will operate in 12 countries with 26 plants and 16 research and development centers and will combine the resources, employees and activities of Fiat Auto Powertrain, Iveco Powertrain, Magneti Marelli Powertrain (including Motor Sport), Iveco Motoren Forschung and the Powertrain research activities of the Fiat Research Center and Elasis. With an annual output of over 2,200,000 engines, some 2,000,000 transmissions, and an extensive range of both power outputs and applications, Fiat Powertrain Technologies will be one of the most significant players in the automotive world.

Also in March, Fiat exercised the put option to EDF for its 24.6% holding in Italenergia Bis and the holding of 14% sold in 2002 to the three banks (Banca Intesa, IMI Investimenti and Capitalia).

Finally, in April, Iveco and Barclays Asset and Sales Finance have agreed to combine their respective strengths by creating Iveco Finance Holdings, a new venture that will provide commercial vehicle financing and leasing solutions to Iveco customers in France, Germany, Italy, Switzerland and the U.K. This transaction further enhances Iveco’s strong commercial offer to its dealers and customers, while freeing approximately €2bn of financial resources which will further strengthen the Group’s liquidity.

2005 Outlook

In Italy, demand for automobiles was down sharply in the first four months of 2005. Given the current expectations of anemic economic growth, a steady increase in fuel prices and the elimination of incentives for cars fueled with natural gas and similar types of vehicles, a turnaround does not appear likely over the short term.

For Europe as a whole, the demand picture is equally unfavorable, following a contraction of 3% in the first quarter of the year. The only bright spot among the Group’s main markets is Brazil, where demand expanded by a few percentage points.

Operating in such a challenging environment, Fiat Auto will have to focus on sales to final customers in order to protect its profit margins, looking to its new models to provide the momentum needed for a turnaround. The new Fiat Croma, which has been received favorably in the press, will be on the market in June. It will be followed by the innovative 159 and, in the fall, by the eagerly awaited new Fiat Punto and the exciting Alfa Romeo Brera Coupé 2+2.

Fiat Auto will have to continue to work with great determination to meet the challenge of a competition that shrinking markets are making every day more intense, in order to achieve the stated objective of ending the year with a smaller operating loss, which will also require the implementation of aggressive cost-cutting programs. Programs that Fiat Auto will be implementing during the second quarter of 2005 to reduce general and administrative expenses are expected to generate annual savings of 180 million euros.

The outlook for CNH and Iveco remains favorable. In the markets in which they operate, demand will hold steady or increase slightly, and the recent, comprehensive renovation of their model lines should help them improve their performance and report higher revenues and earnings.

The conversion of the Convertible Loan, the completion of the Italenergia transaction and upcoming real estate disposals will strengthen the Group’s financial structure by about 5 billion euros, and significantly improve relevant ratios.

With the closing of 2004, the Fiat Group put an end to a period of net losses. Looking forward to 2005, the Group confirms its stated objective of continuing on the road to regaining its strength and expects to report a further improvement in trading profit and to achieve positive net income after unusual items.

Guidelines for updating Fiat’s Corporate Governance system

The Board of Directors resolved to update Fiat’s Corporate Governance system, in order to bring the Group’s practices fully in compliance with the most up-to-date norms issued by the NYSE and preliminary reforms of the Corporate Governance Code of Italian Listed Companies.

In particular, the Board of Directors adopted the following guidelines:

•	designation of a majority of independent members in the composition of the Board of Directors;
•	alignment of independence requirements with the more stringent guidelines currently being prepared by the Committee reforming the Italian Corporate Governance Code;
•	review of the role and composition of Board Committees.

In order to obtain a majority of independent directors, the Board of Directors resolved to:

•	ask the Stockholders Meeting to approve an expansion in the current number of Board Members from 11 Directors (of whom 5 are independent) to 14 (of whom 8 are independent);
•
determine that the independence of Directors be assessed on the basis of stricter requirements to be disclosed in the Board of Directors’ Report to Stockholders Meeting, so that stockholders may put forth proposals for the nomination of candidates that comply with the above requirements.

The Board of Directors, expanded as above, will therefore enact the hereinabove guidelines.

Within the framework of the updated Corporate Governance system, the Board of Directors also assigned the functions fulfilled by the Audit Committee under the regulations applicable to NYSE-listed companies to Fiat’s Board of Statutory Auditors, in compliance with Italian legislation.

Finally, the Board of Directors deliberated to ask the Extraordinary Stockholders Meeting to approve certain amendments to the Articles of Associations in terms of attendance to the Stockholders Meeting and of Committees.

Turin, May 10, 2005

Today, at 4:00 p.m., the Group’s management will present the results for the first quarter of 2005 in a conference call with financial analysts and institutional investors. The call can be followed live and a recording will be available later at the Group’s website, www.fiatgroup.com

The First Quarter Report at March 31, 2005 and the Report on Corporate Governance will be posted on the Group’s website www.fiatgroup.com

Operating Performance of the Fiat Group
	1st Quarter	1st Quarter

(in millions of euros)	2005	2004
Net revenues	10,755	11,024
Cost of sales	9,178	9,438
S.G.&A. (Selling, general and administrative expenses)	1,111	1,132
Research and development	339	343
Other income (expenses)	(80)	(87)
Trading profit	47	24
Gain (loss) on the disposal of equity investments	(1)	87
Restructuring costs	32	40
Other unusual income (expenses)	715	-
Operating result	729	71
Financial income (expenses)	(199)	(375)
Result of equity investments	31	37
Result before taxes	561	(267)
Income taxes	268	125
Result of continued operations	293	(392)
Result of discontinued operations	-	-
Net result before minority interest	293	(392)
Minority interest in net result	(2)	(2)
Group interest in net result	295	(390)

Revenues by Business Area
	1st Quarter

(in millions of euros)	2005	2004	% Change
Automobiles (Fiat Auto, Maserati, Ferrari)	4,981	5,431	-8.3
Agricultural and Construction Equipment (CNH)	2,333	2,297	+1.6
Commercial Vehicles (Iveco)	2,228	2,126	+4.8
Components and Production Systems (Magneti Marelli, Teksid, Comau)	1,519	1,433	+6.0
Other Businesses (Services, Publishing, Holdings and Miscellanea)	386	470	-17.9
Eliminations	(692)	(733)	n.a.
Total for the Group	10,755	11,024	-2.4

Trading Profit/(Loss) by Business Area
	1st Quarter

(in millions of euros)	2005	2004	Change
Automobiles (Fiat Auto, Maserati, Ferrari)	(166)	(185)	+19
Agricultural and Construction Equipment (CNH)	124	118	+6
Commercial Vehicles (Iveco)	65	60	+5
Components and Production Systems (Magneti Marelli, Teksid, Comau)	29	35	-6
Other Businesses (Services, Publishing, Holdings and Miscellanea) and Eliminations	(5)	(4)	-1
Total for the Group	47	24	+23

Balance Sheet of the Fiat Group
(in millions of euros)	Net Debt	At 03.31.2005	At 12.31.2004
Intangible assets		5,756	5,578
- Goodwill		2,255	2,157
- Other intangible fixed assets		3,501	3,421
Property, plant and equipment		9,627	9,853
Investment property		32	46
Investment and other financial assets		3,205	4,025
Leased products		706	740
Deferred tax assets		2,202	2,402
Non-Current Assets		21,528	22,644
Inventories (1)		7,481	6,841
Trade receivables		5,743	5,491
Receivables from financing activities		17,600	17,498
Other financial assets	(*)	629	851
Current investments held for trading		36	33
Other receivables		2,833	2,734
Assets held for sale		926	15
Marketable securities	(*)	588	353
Cash and cash equivalents	(*)	5,148	5,767
Current Assets		40,984	39,583
Accrued income and prepaid expenses		270	295
TOTAL ASSETS		62,782	62,522
Total Assets adjusted for asset-backed financing transactions		52,835	52,348
Stockholders’ equity		5,404	4,928
Provisions		7,434	7,290
- Pension provisions		3,777	3,682
- Other provisions		3,657	3,608
Financial payables	(*)	32,121	32,191
- Asset-backed financing		9,947	10,174
- Financial payables to third parties		22,174	22,017
Other financial liabilities	(*)	169	203
Trade payables		11,032	11,697
Other liabilities		4,502	4,561
Deferred tax liabilities		453	522
Accrued expenses and deferred income		1,667	1,130
TOTAL EQUITY AND LIABILITIES		62,782	62,522
Total Equity and Liabilities adjusted for asset-backed financing transactions		52,835	52,348

NET DEBT	(*)	(25,925)	(25,423)

Consolidated Statement of Cash Flows
(in millions of euros)			1st Quarter 2005	1st Quarter 2004
A)	Cash and cash equivalents at period-start		5,767	6,845
B)	Cash flows provided by (used in) operating activities during the period:
	Net result before minority interest		293	(392)
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		549	552
	Gains/losses and other non monetary items		(11)	(127)
	Change in provisions		76	(229)
	Change in deferred income taxes		182	40
	Change in items due to buy-back commitments		(80)	(64)
	Change in working capital		(1,070)	(464)
	Total		(61)	(684)
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(429)	(477)
	-	Equity investments	(8)	(97)
	Proceeds from the sale of fixed assets		10	190
	Net change in receivables from financing activities		296	1,049
	Change in marketable securities		(231)	282
	Other changes		(8)	(40)
	Total		(370)	907
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(280)	(1,485)
	Increase in capital stock		3	3
	Total		(277)	(1,482)
	Exchange differences		89	62
E)	Total change in cash		(619)	(1,197)
F)	Cash and cash equivalents at period-end		5,148	5,648

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney